Exhibit 99.2

August 13, 2012

The Board of Directors

LJ International Inc.

Unit #12, 12/F, Block A

Focal Industrial Centre

21 Manlok Street

Hung Hom, Kowloon, Hong Kong

Dear Sirs:

Mr. Yu Chuan Yih (the “Chairman”) and Urban Prosperity Holding Limited, an affiliate of FountainVest Partners, (“FountainVest”), are pleased to submit this preliminary non-binding proposal to acquire LJ International Inc. (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides superior value to the Company’s shareholders. Our proposal represents a premium of 24.2% to the Company’s closing price on August 10, 2012 and a premium of 29.0% to the volume-weighted average closing price during the last 60 trading days.

1. Consortium. The Chairman and FountainVest (the “Sponsor” and together with the Chairman, the “Consortium Members”), have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition. Please also note that the Chairman is currently only interested in pursuing the Acquisition and has no interest in selling his shares in any other transaction involving the Company.

2. Purchase Price. The consideration payable for each publicly held share of outstanding common stock of the Company (other than those ordinary shares held by the Chairman that may be rolled over in connection with the Acquisition) will be $2.00 per share in cash.

3. Funding. It is intended that the Acquisition will be funded by equity capital from the Consortium Members, but the Consortium Members may explore potential debt financing as appropriate. The proposal is not contingent on debt financing. The consortium agreement sets forth the current terms under which the equity funding and the possible debt financing will occur. We expect definitive commitments for the required equity funding and debt financing, if any, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

4. Due Diligence. We have engaged Fried, Frank, Harris, Shriver & Jacobson LLP as our international legal counsel, King & Wood Mallesons as PRC legal counsel and Conyers, Dill & Pearman as British Virgin Islands legal counsel. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements.

5. Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of

Mr. Yih in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that Mr. Yih will recuse himself from participating in any Board deliberations and decisions related to the Acquisition.

7. Confidentiality. The Chairman will, as required by law, promptly file an amendment to his Schedule 13D to disclose this letter and his agreement with FountainVest. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8. About FountainVest. FountainVest Partners is a leading China-focused private equity firm, with over $2 billion under management. FountainVest’s investments are long term oriented, and targets high growth industry leaders in China in the consumer, media and technology, environmental and renewable resources and healthcare sectors. FountainVest works closely with management teams to create value in the areas of strategy, operations, finance, industry consolidation and governance.

9. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

* * * *

YU CHUAN YIH

URBAN PROSPERITY HOLDING LIMITED

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